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                               UNITED STATES                 OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION ------------------------
                           Washington, D.C. 20549       OMB Number:    3235-0145
                                                        Expires: August 31, 1999
                                SCHEDULE 13G            Estimated average burden
                                                        hours per response 14.90

                 UNDER THE Securities Exchange Act of 1934
                         (Amendment No.     1   )*

                               AMERALIA, INC.
          -----------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
          -----------------------------------------------------------
                       (Title of Class of Securities)

                                023559 20 6
          -----------------------------------------------------------
                               (CUSIP Number)

                              AUGUST 28, 1998
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  / / Rule 13d-1(b)

                                 /X/ Rule 13d-1(c)

                                 / / Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the
                                    Notes).


 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
   IN THE FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                             VALID OMB CONTROL NUMBER.

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CUSIP NUMBER 023559 20 6                                             PAGE 2 OF 6



1.   Names of Reporting Person:         NEIL E. SUMMERSON

--------------------------------------------------------------------------------
     I.R.S. Identification Nos. of above persons (entities only): NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)______________

     (b)______________

--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:        QUEENSLAND, AUSTRALIA
--------------------------------------------------------------------------------
Number of
Shares Bene-        5.    Sole Voting Power:                           -0-
ficially Owned      ------------------------------------------------------------
by Each             6.    Shared Voting Power:                         -0-
Reporting           ------------------------------------------------------------
Person With         7.    Sole Dispositive Power:                   75,000
                    ------------------------------------------------------------
                    8.    Shared Dispositive Power:                    -0-
                    ------------------------------------------------------------

ITEM 9.   Aggregate Amount Beneficially owned by Each Reporting Person:   75,000
                                                                         -------
ITEM 10.  Check if the Aggregate Amount in Row (9) Excludes
                                                                         -------

ITEM 11.  Percent of Class Represented by Amount in Row (9)                1.4%
                                                                         -------
ITEM 12.  Type of Reporting Person (SEE INSTRUCTIONS):                     IN
                                                                         -------

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CUSIP NUMBER 023559 20 6                                             PAGE 3 OF 6

ITEM 1.

     (a)  NAME OF ISSUER:     AmerAlia, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         1155 Kelly Johnson Boulevard
                         Suite 111
                         Colorado Springs, CO 80920

ITEM 2.

     (a)  NAME OF PERSON FILING:

                         Neil E. Summerson

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         Ernst & Young
                         1 Eagle Street
                         Brisbane, Queensland, AUS

     (c)  CITIZENSHIP:        Australia

     (d)  TITLE OF CLASS OF SECURITIES:

                         Common Stock

     (e)  CUSIP NUMBER:  023559 20 6


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CUSIP NUMBER 023559 20 6                                             PAGE 4 OF 6

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                    NOT APPLICABLE

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / /  An investment adviser in accordance with
               Section 240.13d-1(b)(1)(ii)(E).

     (f)  / /  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

     (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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CUSIP NUMBER 023559 20 6                                             PAGE 5 OF 6

ITEM 4.   Ownership

     (a)  AMOUNT BENEFICIALLY OWNED:

                         75,000 shares of Common Stock

     (b)  PERCENT OF CLASS:   1.4%

     (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:


          (i)   Sole power to vote or direct the vote:                    -0-
          (ii)  Shared power to vote or direct the vote:                  -0-
          (iii) Sole power to dispose or to direct the
                disposition of:                                   75,000 shares
          (iv)  Shared power to dispose or to direct the
                disposition of:                                           -0-

     Mr. Summerson's beneficial interest is represented entirely by options to purchase the Common Stock. The options are exercisable for $1.50 per share, and expire on June 28, 2006. These options are held by Glendower Investments Pty. Ltd., as trustee of a trust of which Mr. Summerson and his family are beneficiaries.

     Mr. Summerson is a director of AmerAlia.

ITEM 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: /X/

ITEM 6.   Ownership of More than Five Percent on behalf of Another Person.

                                    NOT APPLICABLE
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CUSIP NUMBER 023559 20 6                                             PAGE 6 OF 6

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                                    NOT APPLICABLE

ITEM 8.   Identification and Classification of Members of the Group.

                                    NOT APPLICABLE

ITEM 9.   Notice of Dissolution of Group.

                                    NOT APPLICABLE

ITEM 10.  Certification

     (a)  NOT APPLICABLE.

     (b)  Pursuant to Section 240.13d-1(c)

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                                        NEIL E. SUMMERSON
September 10, 1998


                                                   /s/   Neil E Summerson
                                                   ---------------------------


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                     CRIMINAL VIOLATIONS  (SEE 18 U.S.C. 1001)